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                           March 30, 2023

       Emily Karr
       General Counsel
       Alta Equipment Group Inc.
       13211 Merriman Road
       Livonia, Michigan 48150

                                                        Re: Alta Equipment
Group Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 23,
2023
                                                            File No. 333-270809

       Dear Emily Karr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jeff Hoover